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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 8-A


               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                   PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                            HELMERICH & PAYNE, INC.
             (Exact name of registrant as specified in its charter)


              Delaware                                     73-0679879
      (State of incorporation                           (I.R.S. employer
         or organization)                              identification no.)

Utica at Twenty-first Street, Tulsa, Oklahoma                  74114
   (Address of principal executive offices)                  (zip code)

If this Form relates to the                    If this Form relates to the
registration of a class of debt                registration of a class of debt
securities and is effective upon               securities and is to become
filing pursuant to General                     effective simultaneously with
Instruction A(c)(1) please check               the effectiveness of a concur-
the following box.   [ ]                       rent registration statement
                                               under the Securities Act of 1933
                                               pursuant to General Instruction
                                               A(c)(2) please check the follow-
                                               ing box.   [ ]


       Securities to be registered pursuant to Section 12(b) of the Act:

                                                  Name of each exchange
        Title of each class                       on which each class is
         to be registered                           to be registered
        -------------------                    ---------------------------

   Preferred Stock Purchase Rights               New York Stock Exchange


       Securities to be registered pursuant to Section 12(g) of the Act:

                                      None


                          Exhibit Index is on Page 7.
                               Page 1 of 7 Pages.
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ITEM
1.       DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

                 On January 8, 1996, the Board of Directors of Helmerich & Payne, Inc. (the "Company") approved the extension of the benefits afforded by the Company's existing rights plan by adopting a new stockholder rights plan and declared a dividend distribution of one Right for each outstanding share of Common Stock of the Company to stockholders of record at the close of business on January 8, 1996 (the expiration date of the Rights Agreement dated as of January 21, 1986 and as amended on December 5, 1990, between the Company and the Rights Agent named therein) (the "Record Date"). Each Right entitles the registered holder to purchase from the Company a unit (a "Unit") consisting of one one-thousandth of a share of Series A Junior Participating Preferred
Stock, without par value (the "Preferred Stock"), at a purchase price of $90 per Unit (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement"), dated as of January 8, 1996, between the Company and Liberty Bank and Trust Company of Oklahoma City, N.A., as Rights Agent (the "Rights Agent").

                 Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Rights Certificates will be distributed. The Rights will separate from the Common Stock upon the earlier of (i) 10 business days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Common Stock (the "Stock Acquisition Date") or (ii) 10 business days (or such later date as the Board shall determine) following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 15% or more of such outstanding shares of Common Stock (the earlier of (i) and (ii), the "Distribution Date"). Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. Pursuant to the Rights Agreement, the Company reserves the right to require prior to the occurrence of a Triggering Event (as defined below) that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of Preferred Stock will be issued.

                 The Rights are not exercisable until the Distribution Date and will expire at the close of business on January 31, 2006 unless earlier redeemed or exchanged by the Company as described below. At no time will the Rights have any voting power.




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                 As soon as practicable after the Distribution Date, Rights
Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

                 In the event that a Person becomes the beneficial owner of 15% or more of the then outstanding shares of Common Stock (unless such acquisition is made pursuant to a tender or exchange offer for all outstanding shares of Common Stock, at a price determined by a majority of the independent directors of the Company who are not representatives, nominees, Affiliates or Associates of an Acquiring Person to be fair and otherwise in the best interest of the Company and its stockholders after receiving advice from one or more investment banking firms (a "Qualifying Offer")), each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph (the "Flip-in Events"), all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. However, Rights are not exercisable following the occurrence of any of the Flip-in Events set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.

                 For example, at an exercise price of $90 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following a Flip-in Event would entitle its holder to purchase $180 worth of Common Stock (or other consideration, as noted above) for $90. Assuming that the Common Stock had a per share value of $30 at such time, the holder of each valid Right would be entitled to purchase 6 shares of Common Stock for $90.

                 In the event that at any time following the Stock Acquisition Date, (i) the Company engages in a merger or other business combination transaction in which the Company is not the surviving corporation (other than a merger consummated pursuant to a Qualifying Offer); (ii) the Company engages in a merger or business combination transaction in which the Company is the surviving corporation and the Common Stock of the Company is changed or exchanged; or (iii) more than 50% of the Company's assets, earning power or cash flow is sold or transferred, each holder of a Right (except Rights which have previously been voided as set forth above) shall thereafter have the right to receive, upon exercise of the Right, Common Stock of the acquiring company having a value equal to two times the exercise price of the Right.





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                 At any time after the acquisition by a person or group of
affiliated or associated persons of beneficial ownership of 15% or more of the outstanding shares of Common Stock and prior to the acquisition by such person or group of 50% or more of the outstanding shares of Common Stock, the Board may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or one one-thousandth of a share of Preferred Stock (or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

                 The Purchase Price payable, and the number of Units of Preferred Stock or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

                 With certain exceptions, no adjustments in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional Units will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

                 At any time until 10 business days following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $0.01 per Right (payable in cash, Common Stock or other consideration deemed appropriate by the Board). Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $0.01 redemption price.

                 Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company as set forth above.

                 Any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. After the Distribution Date, the





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provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights (excluding the interest of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.

                 The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company in certain circumstances. Accordingly, the existence of the Rights may deter certain acquirors from making takeover proposals or tender offers. However, the Rights are not intended to prevent a takeover, but rather are designed to enhance the ability of the Board of Directors to negotiate with a potential acquiror on behalf of all of the stockholders. The Rights should not interfere with any merger or other business combination approved by the Board of Directors of the Company since the Board of Directors may, at its option, at any time prior to the close of business on the earlier of (i) the tenth business day following the Stock Acquisition Date or January 31, 2006, redeem all but not less than all the outstanding Rights at $.01 per Right.

                 The Rights Agreement between the Company and Liberty Bank and Trust Company of Oklahoma City, N.A., as Rights Agent, specifying the terms of the Rights, including as Exhibits A and B thereto the form of Certificate of Designation, Preferences and Rights of the Series A Junior Participating Preferred Stock and the form of Rights Certificate, respectively, is attached hereto as Exhibit 1 and is incorporated herein by reference. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to such Exhibit.

ITEM 2.          EXHIBITS.

                 1. Rights Agreement, dated as of January 8, 1996, between Helmerich & Payne, Inc. and Liberty Bank and Trust Company of Oklahoma City, N.A., as Rights Agent, which includes as Exhibits A and B thereto the form of Certificate of Designation, Preferences and Rights of the Series A Junior Participating Preferred Stock and the form of Rights Certificate.





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                                   SIGNATURES



                 Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


Date:  January 17, 1996                 HELMERICH & PAYNE, INC.


                                        By: /s/  Steven R. Mackey
                                           -----------------------------------
                                           Name:  Steven R. Mackey
                                           Title: Vice President, Secretary
                                                  and General Counsel





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                                 EXHIBIT INDEX





Exhibit          Description                                                         Page
-------          -----------                                                         ----

  1              Rights Agreement, dated as of January 8, 1996,                      N/A
                 between Helmerich & Payne, Inc. and Liberty Bank
                 and Trust Company of Oklahoma City, N.A., as Rights
                 Agent, including all exhibits thereto (incorporated
                 herein by reference to Exhibit 1 to Helmerich & Payne,
                 Inc.'s Current Report on Form 8-K, dated January 17, 1996).





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